UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Vermillion, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

17252Y104
(CUSIP Number)

James E. Besser Manchester Management Company, LLC 131 Charles Street, 1st Floor Boston, Massachusetts 02114 United States of America Tel. No.: 617-399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	17252Y104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

551,618

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

551,618

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

551,618

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	17252Y104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

431,350

8.	SHARED VOTING POWER

551,618

9.	SOLE DISPOSITIVE POWER

431,350

10.	SHARED DISPOSITIVE POWER

551,618

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

982,968

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.2%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	17252Y104

Item 1.	Security and Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 2.	Identity and Background.

  No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 3.	Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons evaluate their respective investments in the Shares on a continual basis.

The Reporting Persons were disappointed to learn that the annual meeting has been set for June 6, 2011 instead of June 23, 2011.  The Reporting Persons believe that by doing so, Vermillion's management and board has effectively rejected the suggestions that the Reporting Persons have made about changes in corporate governance, greater input for the shareholders and compensation tied more closely to the execution of the business and appreciation in the equity.  The Reporting Persons have attached a letter to the shareholders and the Board of Directors setting forth their concerns about the date of the annual meeting and the lack of changes to the Issuer's corporate governance.  It is attached hereto as Exhibit A.

In a letter to the Board of Directors of the Issuer (the "Board of Directors") dated April 18, 2011, attached as Exhibit C to the Schedule 13D filed by the Reporting Persons on April 18, 2011, Mr. Besser, individually, and on behalf of Manchester Management Company, LLC, urged the Board of Directors to take the steps necessary to amend the by-laws of the Issuer to (i) allow shareholders to call a special meeting, (ii) allow shareholders to put matters to a vote at an annual meeting on a more reasonable time frame, and (iii) remove the poison pill (the "Poison Pill") from the by-laws.  Mr. Besser believes that the by-laws and the Poison Pill, ostensibly put in place to protect shareholders of the Issuer from unwanted interference from the outside, now exist primarily to prevent the shareholders from exercising their right to stop the management from causing further damage to the value of the Shares.

The by-laws give the shareholders of the Issuer no right to call a special meeting under any circumstances.  Instead, any matters that a shareholder wishes to put to a vote of the shareholders must be done so at an annual meeting.  Matters that a shareholder would like addressed at an annual meeting must be submitted to the Board of Directors of the Issuer in writing 12 months in advance of such meeting.  Thus, a concerned shareholder who has any changes that it wishes to put to a vote today, must wait nearly two years to have its voice heard.  Mr. Besser believes that this is outrageous and allows the board and management to make decisions without accountability to the shareholders.

Moreover, Mr. Besser believes that the Poison Pill acts as a deterrent which prevents shareholders from acting in concert to make changes in the composition of the board and management (or to attempt to amend the by-laws to allow for a special meeting) in order to preserve what value has not been impaired in the Issuer's stock.

Given the wanton destruction of shareholder value caused by the 90% decline in the price of the Issuer's stock in the past year, there should be a mechanism by which current shareholders are able to determine whether the Issuer's current management and board have the judgment and skills necessary to evaluate all the alternatives that must be considered at this point to create a reasonable return going forward.  The letter from Mr. Besser to the Issuer dated April 18, 2011 sets forth Mr. Besser's belief that:
(i) management has made overly optimistic projections;
(ii) management has been irresponsible about the economics of the Issuer's relationship with Quest;
(iii) management has continued to make overly optimistic projections;
(iv) the secondary offering in 2011 substantially diluted shareholders;
(v) there is an underweighting of stock incentivization in management's employment agreements;
(vi) management has not been effective in developing an effective sales force; and
(vii) management has ignored direct sales opportunities to non-Quest hospitals.

The Reporting Persons  reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's  Board of  Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, Manchester Management Company, LLC, may be deemed to be the beneficial owners of 551,618 Shares, constituting 5.2% of the Shares.

As of the date hereof, Mr. Besser may be deemed to be the beneficial owners of 982,968 Shares, constituting 9.2% of the Shares.

The percentage of the class of Shares of the Issuer beneficially owned by each Reporting Person is based upon 10,657,564* Shares outstanding as of the date hereof.

Manchester Management Company, LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 551,618 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 551,618 Shares.

Mr. Besser has the sole power to vote or direct the vote of 431,350 Shares; has the shared power to vote or direct the vote of 551,618 Shares; has the sole power to dispose or direct the disposition of 431,350 Shares; and has the shared power to dispose or direct the disposition of 551,618 Shares.

There have not been any transactions by the Reporting Persons in the securities of the Issuer since the Schedule 13D filed by the Reporting Persons on April 18, 2011.

*This outstanding Shares figure reflects the number of outstanding Shares at December 31, 2010, as reported in the Issuer's Form 10-K, filed on February 28, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on April 18, 2011.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Letter to shareholders and the board of directors from Mr. Besser dated April 29. 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2011
(Date)

Manchester Management Company, LLC
By:	/s/ James E. Besser
James E. Besser, Managing Member
By:	/s/ James E. Besser___________
James E. Besser

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

April 29, 2011

To the Board of Directors of Vermillion, and my fellow shareholders,

With the filing of the proxy yesterday, I believe that Vermillion's management and board has effectively rejected the suggestions that I have made about changes in corporate governance, greater input for the shareholders and compensation tied more closely to the execution of the business and appreciation in the equity.

The relevant points from my perspective are as follows:

-The proxy sets the date for the annual meeting on June 6th.  In my first interaction with management on these issues, I was informed that the date of the annual meeting was set for June 23rd.  In my conference call with two board members and the CEO and the corporate counsel on April 11th, I was again informed that it was to be held on the 23rd.  I can only assume that the company moved the date up to make any kind of shareholder action more difficult.  I do not believe that these are the actions of a disinterested or independent board which wants to be responsible to the owners of the company, the shareholders.  Remember, under the current bylaws the shareholders can never call a special meeting, so after the meeting on the 6th shareholders could potentially be waiting until December 2012 to have another vote on management's actions and execution.

-All three board members up for re-election are to be given three year terms, providing further insulation from a shareholder base that I believe is disaffected.  While there is the option to write in alternative candidates, the current ability of shareholders to work together to add qualified representatives to the board is completely stifled by the poison pill.  Lest you think that management really does view this as simply an anti-takeover provision, I would point you to Exhibit D to the Schedule 13D I filed on April 18, 2011.  This is a letter sent by Vermillion's outside law firm dated less than 24 hours after I sent my proposal for governance changes to the CEO.  I believe this letter is an attempt to silence my criticism of management and the Board by threatening the use of the rights plan against shareholders who have independently voiced dissatification with Vermillion's management.

-I suggested that compensation be more closely tied to stock performance.  The compensation committee has responded with cash raises for many of the employees.  Also, the compensation plan that shareholders will be voting on is advisory in nature- the board does not have to follow our recommendation on how they pay the management or themselves.

-In short, I believe that management is playing for time because most shareholders are unaware that it could be 18 months before shareholders are able to hold management and the Board accountable, and that shareholders will only be able to vote on half the board.

-I would love to give the sales strategy more time to work, but the corporate governance structure means that if shareholders do not make our voices heard right now- I believe that the wasting asset that is the cash on the balance sheet raised by the stock offering which diluted the shareholders' interest in the company will have been spent partly on an uncertain go to market strategy that shareholders will not be able to vote on again for another 18 months.

I once again urge management to suspend the rights plan for shareholders of record as of April for the purposes of allowing shareholders to collaborate on providing the company with the best possible mix of representatives on the board, and allowing shareholders to vote on the entire board of directors and their efforts on our behalf over the last year.

Submitted,

James Besser
Manchester Management

SK 02849 0001 1192699